SO 3/3/03

VF 2-27-03

03002531

ATES
ANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 11345

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wachtel & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fourteenth Street, NW
(No. and Street)

Washington, DC 20005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bonnie K. Wachtel (202)898-1144
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered Certified Public Accountant
(Name — *if individual, state last, first, middle name*)

50 W. Edmonston Dr. #603 Rockville, Maryland 20852
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displ-

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co., Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

BWachtel
Signature

Ceo
Title

Wendie L Wachtel
Notary Public

Wendie L. Wachtel
Notary Public, District of Columbia
My Commission Expires 11-14-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WACHTEL & CO., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS PAGE

Independent Auditor's Report	3
Statement of Financial Position	4
Statement of Operations	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-9
Supplementary Schedules	
Computation of Net Capital Pursuant to SEC Rule 15c3-1	10
Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3	11
Information for Possession or Control Requirements Under SEC Rule 15c3-3	12
Notice Pursuant to SEC Rule 17a-5(d)(4)	13
Notice Pursuant to SEC Rule 17a-5(j)	14

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have audited the accompanying statement of financial position of Wachtel & Co., Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
January 30, 2003

WACHTEL & CO., INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2002

ASSETS

Cash	$ 2,836,723
Cash and securities segregated under SEC regulations (Note 2)	1,000,000
Receivable from brokers	55,072
Receivable from customers	17,165
Securities owned - investment account (Note 1)	260,700
Securities owned - trading account (Note 1)	2,687,545
Accrued interest receivable	11,719
Prepaid expenses and deposits	263,572
Prepaid income taxes	-0-
Net fixed assets (notes 1 and 3)	9,059
TOTAL ASSETS	$ 7,141,555

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 555
Income taxes payable	4,534
Payroll taxes payable	750
Payable to brokers	273,649
Payable to customers	476,760
Payable to stockholders (Note 4)	1,543,566
Deferred income taxes (Notes 1 and 6)	24,858
Total Liabilities	2,324,672
Capital stock	52,832
Retained earnings	4,764,051
Total Stockholders' Equity	4,816,883
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,141,555

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 332,193
Net inventory and investment losses (Note 1)	(66,629)
Interest	227,311
Dividends (Note 1)	10,679
Consulting fees	72,000
Other	5,222
Total Revenues	580,776
Expenses	
Accounting and professional services	15,160
Advertising	400
Clearing charges	37,020
Commissions	154,433
Communications	35,290
Consulting	-0-
Depreciation	2,201
Dues and licenses	4,329
Health benefits	24,493
Insurance	4,607
Miscellaneous	250
Office expense	7,625
Officers' salaries	84,000
Pension contribution (Note 5)	-0-
Regulatory fees	8,456
Rent	22,790
Salaries	42,744
Taxes, payroll and other	10,851
Travel and transportation	2,838
Total Expenses	457,487
Income Before Taxes	123,289
Provision for income taxes (Note 6)	16,143
Net Income	$ 107,146

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN C. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

WACHTEL & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Capital Stock	Retained Earnings
Balances at December 31, 2001	$ 52,832	$ 4,656,905
Net Income		107,146
Balances at December 31, 2002	$ 52,832	$ 4,764,051

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities	
Interest received	$ 238,144
Fees and commissions received	409,415
Net cash flow to purchase and sell trading securities	(416,074)
Dividends received	10,679
Cash paid to suppliers and employees	(482,569)
Income taxes paid	(27,073)
Net cash used by operating activities	(267,478)
Cash Flows from Investing Activities	
Purchase of fixed assets	(2,201)
Sale of investment account securities	-0-
Net cash used by investing activities	(2,201)
Net Decrease in Cash and Cash Equivalents	(269,679)
Cash and cash equivalents at beginning of year	4,106,402
Cash and cash equivalents at end of year	$ 3,836,723

Reconciliation of Net Income to Net Cash Used by Operating Activities

Net Income	$ 107,146
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	2,201
Decrease in accrued interest receivable	10,833
Increase in prepaid expenses	(2,089)
Decrease in deposits	1,800
Decrease in investment account	20,925
Decrease in trading account	275,192
Increase in net payables due to customers and brokers	85,661
Decrease in accrued expenses	(26,994)
Decrease in income taxes payable	(2,039)
Decrease in deferred taxes	(8,891)
Decrease in payable to stockholders	(731,223)
Total adjustments	(374,624)
Net cash used by operating activities	$(267,478)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS

1 - Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements are prepared on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

Securities transactions, including related commission income and expense, are recorded on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years.

Income taxes are provided at appropriate rates on amounts as determined in the statement of operations except that no provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

2 - Cash and Securities Segregated Under SEC Regulations

A U.S. Treasury bond with a market value of $500,000 ($500,000 face value; interest at 6.25%; maturity 2/15/03) and a $500,000 Certificate of Deposit issued by FBR National Bank (interest at 3.20%; maturity 8/26/03) have been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3 - Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 22,903
Automobiles	38,486
	61,389
Less: Accumulated Depreciation	(52,330)
Net Fixed Assets	$ 9,059

4 - Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business.

5 - Pension Plan

In 1987, the Corporation established simplified employee pension plans for eligible employees. No pension contribution was made for the year ended December 31, 2002.

6 - Income Taxes

The income tax provision consists of the following:

Federal	$ 12,607
Local	3,536
Total	$ 16,143

Deferred income taxes are principally applicable to the unrecognized gain on the investment inventory.

7 - Lease

The Corporation occupies office space under a lease in effect through July 31, 2007. As of December 31, 2002 the monthly base rent was $2,949 plus additional rent for their pro-rata share of any increases in the operating expenses of the building. The lease includes an escalation clause of 2.5% per year.

8 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Corporation had net capital of $4,445,544 which was $4,195,544 in excess of its required net capital of $ 250,000.

WACHTEL & CO., INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2002

Total Assets	$ 7,141,555
Total Liabilities	2,324,672
Net Worth	4,816,883
Non-Allowable Assets	77,089
Other Deductions	1,310
Current Capital	4,738,484
Allowable Assets	7,064,466
Haircuts	292,940
Adjusted Net Capital	4,445,544
Liabilities Not Included in Aggregate Indebtedness	540,764
Aggregate Indebtedness	1,783,908
Minimum Required Capital	250,000
Excess Capital	4,195,544
Ratio (AI/Net Capital)	.40

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
COMPUTATION OF CASH RESERVE REQUIREMENT PURSUANT
TO SEC RULE 15c3-3
DECEMBER 31, 2002

Customer Credit Balances	$ 476,760
Customers' Securities F/R	107,709
TOTAL CREDITS	584,469
Customer Debit Balances (-1%)	16,993
Customers' Securities F/D	52,462
TOTAL DEBITS	69,455
Excess of Credits Over Debits	515,014
Reserve Requirement @ 105%	540,764
Amount in Reserve a/c (12/31/02)	1,000,000
January Deposit or (Withdrawal)	-0-
New Balance in Account	1,000,000

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

WACHTEL & CO., INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
DECEMBER 31, 2002

Market Valuation and Number of Items of:

1 - Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2002 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken within the time frame specified under Rule 15c3-3. (Notes A and B below).

Number of Items - NONE Value - NONE

2 - Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. (Notes B and C below).

Number of Items - NONE Value - NONE

NOTES

A. Item 1 does not include customers' fully paid securities required to be in possession or control, but for which no action was required as of the report date or the required action was taken within the time frames specified in Rule 15c3-3.

B. Since there were no items reports above, they were not subsequently reduced to possession or control.

C. Item 2 includes only items not arising form "temporary lags which result from normal business operations".

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852
TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3, with the corresponding Schedules filed by Wachtel & Co., Inc. as Part II of its unaudited December 31, 2002 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 30, 2003

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(j)

To the Board of Directors
Wachtel & Co., Inc.
Washington, D.C.

Re: Audit Report Dated January 30, 2003
Year Ended December 31, 2002

Pursuant to SEC Rule 17a-5(j), we are advising that we found no material inadequacy in any portion of your accounting and recordkeeping or system of internal control during the course of our examination of your financial statements for the year ended December 31, 2002.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 30, 2003